FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Commencement of Share Buyback Programme dated 02 August 2021
Exhibit No. 2	Form 8.3 - Equiniti Group plc dated 03 August 2021
Exhibit No. 3	Form 8.3 - Equiniti Group plc dated 04 August 2021
Exhibit No. 4	Publication of Supplementary Prospectus dated 04 August 2021
Exhibit No. 5	Form 8.3 - Equiniti Group plc dated 05 August 2021
Exhibit No. 6	Form 8.3 - Equiniti Group plc dated 06 August 2021
Exhibit No. 7	Director/PDMR Shareholding dated 12 August 2021
Exhibit No. 8	Form 8.3 - Equiniti Group plc dated 12 August 2021
Exhibit No. 9	Form 8.3 - Equiniti Group plc dated 17 August 2021
Exhibit No. 10	Form 8.3 - Equiniti Group plc dated 24 August 2021
Exhibit No. 11	Dividend Declaration dated 26 August 2021
Exhibit No. 12	Total Voting Rights dated 31 August 2021

Exhibit No. 1

NatWest Group plc

2 August 2021

Commencement of Share Buyback Programme

NatWest Group plc (the "Company" or "NWG") announces the commencement of its programme to buyback ordinary shares in the Company with a nominal value of £1 each ("Ordinary Shares").

On 30 July 2021, NWG announced its half year results and a share buyback programme (the "Programme") of up to £750 million.  The Programme will commence on 2 August 2021 and will end no later than 18 January 2022, provided that the term of the Programme may be extended to end no later than 1 February 2022 to account for certain disruption events during the initial term of the Programme.

The Programme, the purpose of which is to reduce the capital of NWG, will be for an aggregate market value equivalent of up to £750 million and will take place within the limitations of the authority granted by shareholders to the Board of NWG at its Annual General Meeting, held on 28 April 2021. NWG confirmed on 23 March 2021 that, when contemplating the use of the authority granted by shareholders, it would continue to observe institutional guidelines and will accordingly reduce the authority to reflect the reduction in issued share capital which occurred as a result of the off-market buyback announced on 19 March 2021. Taking that into account, the maximum number of Ordinary Shares that can be purchased by NWG under the Programme is 1,157,583,542.

NWG has entered into non-discretionary instructions with UBS AG, London Branch to conduct the Programme on its behalf and to make trading decisions under the Programme independently of NWG.

NWG intends to cancel the repurchased Ordinary Shares.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer

This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

No Purchases in the United States and No Purchases of American Depositary Receipts ("ADRs")
Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company's ADRs under the Programme.

Forward-looking statements
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Exhibit No. 2

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	02 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,821,826	1.03%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,821,826	1.03%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary	Sale Sale	3,642 7,000	1.782 GBP 1.78 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	03 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	03 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,806,472	1.03%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,806,472	1.03%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	15,354	1.78 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	04 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 4 August 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6128H_1-2021-8-4.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 5

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	04 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,801,472	1.03%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,801,472	1.03%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary	Sale Sale	2,000 3,000	1.78 GBP 1.78 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	05 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 6

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	05 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,800,210	1.03%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,800,210	1.03%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
1p Ordinary	Transfer out of shares from a discretionary holding	1,262	N/A

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	06 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

12 August 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 10 August 2021, under the NatWest Group 2014 Employee Share Plan (the Plan) as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 30 September 2021 and have been calculated using a Share price of £2.098.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	38,728	18,618	20,110
Helen Cook	Chief HR Officer	14,598	6,872	7,726
Peter Flavel	CEO, Wealth Businesses	26,829	12,629	14,200
Bruce Fletcher	Chief Risk Officer, NatWest Group	39,919	18,791	21,128
David Lindberg	CEO, Retail Banking	38,728	18,230	20,498
Andrew McLaughlin1	CEO, RBS International	17,875	0	17,875
Simon McNamara	Chief Administrative Officer	38,728	18,618	20,110
Katie Murray	Chief Financial Officer	89,371	42,068	47,303
Alison Rose	Chief Executive Officer	131,078	61,700	69,378
John-Paul Thwaite	CEO, Commercial Banking	31,578	14,864	16,714
Jen Tippin	Chief Transformation Officer	49,154	23,138	26,016
1. The FSA was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.1635. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 8

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	11 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,783,410	1.02%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,783,410	1.02%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	16,800	1.782 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	12 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 9

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	16 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,774,280	1.02%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,774,280	1.02%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary 1p Ordinary	Sale Sale Sale	4,978 2,149 2,003	1.784 GBP 1.784 GBP 1.784 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	17 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 10

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	23 August 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,764,949	1.02%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,764,949	1.02%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary	Sale Sale	1,900 7,431	1.783346 GBP 1.784 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)
Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	24 August 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 11

NATWEST GROUP plc

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2021

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 30 September 2021. Unless otherwise resolved by the Board, this dividend will be paid on 30 September 2021 at the undernoted rate to holders on the register at the close of business on 15 September 2021.

Series	Dividend payable per share
Series U	US$630.52

26 August 2021

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

Exhibit No. 12

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 August 2021
Ordinary Shares of £1	11,529,412,445	4	46,117,649,780
Ordinary Shares of £1 held in treasury	190,436,956	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,720,749,401		46,121,249,780

Shareholders may use the above figure (46,121,249,780) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 August 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary